NEXTNAV INC.

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

October 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	NextNav Inc.

Registration Statement on Form S-3

Filed October 13, 2023

File No. 333-274969

Request for Acceleration of Effective Date

Mr. Herbers:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NextNav Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m., Eastern Time, on October 26, 2023, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to Randy Segal of Hogan Lovells US LLP at (703) 403-7477.

NEXTNAV INC.

By: /s/ Christian D. Gates Name: Christian D. Gates Title: Chief Financial Officer